SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 September 2024

Prudential plc - Scrip Reference Price

On 28 August 2024, Prudential plc ("Prudential") announced the declaration of a 2024 first interim dividend of 6.84 US cents per ordinary share (the "Dividend"). On 30 August 2024, Prudential further announced that a scrip dividend alternative would be offered in respect of the Dividend in accordance with the shareholder approval obtained at the 2024 annual general meeting.

In order to participate in the scrip dividend alternative, shareholders must have held a minimum of 118 ordinary shares on the applicable record date for the Dividend (6 September 2024 for United Kingdom and Singapore shareholders, or 9 September 2024 for Hong Kong shareholders). This number was calculated by dividing the Scrip Reference Price (as defined below) by the Dividend and then rounding it up to a whole share.

The Scrip Reference Price is the average middle-market price of Prudential's shares on the London Stock Exchange over a five-day dealing period commencing on the ex-dividend date for the Dividend (5 September 2024) and converted to US Dollars using the mid-point WMR spot exchange rates quoted by Bloomberg in London at or around 11:00 a.m. on Wednesday 11 September 2024 (the "Scrip Reference Price").

The Scrip Reference Price for the issue of new shares under the scrip dividend alternative in respect of the Dividend is:

US$8.046366 for each new ordinary share

Full particulars of the scrip dividend alternative are expected to be provided to shareholders on or around 13 September 2024.

Contacts

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

The ISIN code for the ordinary shares of Prudential is GB0007099541 and the TIDM code is PRU.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 September 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary